Exhibit (a)(11)

Magma Announces Preliminary Results of Exchange Offer for Outstanding Convertible Notes

SAN JOSE, Calif., Sept. 8, 2009 — Magma® Design Automation, Inc. (Nasdaq: LAVA) today announced the preliminary results of its offer to exchange (the “Exchange Offer”) up to $49,939,000 aggregate principal amount of its 6.0% Convertible Senior Notes, due 2014 (the “Exchange Notes”) for any and all of the $49,939,000 aggregate principal amount of its currently outstanding 2.0% Convertible Senior Notes due May 15, 2010 (the “Existing Notes”), which expired at midnight EDT on Friday Sept. 4, 2009.

In accordance with the terms and conditions of the Exchange Offer, and based on the preliminary count by U.S. Bank National Association, the exchange agent for the Exchange Offer, the company expects to accept for exchange approximately $26.7 million aggregate principal amount of the Existing Notes for the previously announced exchange consideration of $1,000 principal amount of Exchange Notes per $1,000 principal amount of Existing Notes validly tendered and not withdrawn in the Exchange Offer.

“We are pleased that a majority of the bondholders responded positively to the exchange offer, the result of which substantially improves Magma’s balance sheet,” said Magma Chief Financial Officer Peter S. Teshima. “With $63 million in cash and short-term investments we believe we have sufficient resources to retire at maturity the balance of the notes not tendered with cash on hand or generated from operations. A number of external financing mechanisms also remain available for us to utilize toward note repurchase or toward strengthening our product portfolio, should those financing alternatives prove sufficiently attractive. In any case, our improved balance sheet and return to profitability over the last 2 quarters allows us to keep our focus on delivering technology to the marketplace.”

The aggregate principal amount of Existing Notes to be exchanged by Magma is preliminary. The determination of the final aggregate principal amount of Existing Notes to be exchanged is subject to confirmation by the exchange agent of the proper delivery of the Existing Notes validly tendered and not properly withdrawn. The actual aggregate principal amount of Existing Notes validly tendered and not properly withdrawn will be announced following the completion of the confirmation process. Payment for the Notes accepted for purchase will occur promptly thereafter.

Magma expects that the settlement date for the Exchange Offer will be Thursday, Sept. 10, 2009. Accrued and unpaid interest to, but excluding, the settlement date on Existing Notes accepted in the Exchange Offer will be paid in cash.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements about Magma’s exchange offer and are subject to risks and uncertainties that could cause actual results to differ materially from Magma’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the risk that the company does not complete the exchange offer on the terms described in the registration statement or at all, as a result of a change in capital and debt market conditions, changes in the price of Magma’s common stock, or the unwillingness of note holders to exchange their existing notes for exchange notes having the terms proposed. Further discussion of these and other potential risk factors may be found in Magma’s public filings with the Securities and Exchange Commission (www.sec.gov), including its Form 10-K for the fiscal year ended May 3, 2009 and its Registration Statement on Form S-4, as amended on September 3, 2009.

About Magma Design Automation

Magma’s electronic design automation (EDA) software is used to create complex, high-performance integrated circuits (ICs) for cellular telephones, electronic games, WiFi, MP3 players, DVD/digital video, networking, automotive electronics and other electronic applications. Magma products for IC implementation, analog/mixed-signal design, analysis, physical verification, circuit simulation and characterization are recognized as embodying the best in semiconductor technology, providing the world’s top chip companies the “Fastest Path to Silicon.”™ Magma maintains headquarters in San Jose, Calif., and offices throughout North America, Europe, Japan, Asia and India. Magma’s stock trades on Nasdaq under the ticker symbol LAVA.

Magma is a registered trademark and “Fastest Path to Silicon” is a trademark of Magma Design Automation, Inc.

CONTACTS: Magma Design Automation

Press contact:

Monica Marmie, Director, Marketing Communications

(408) 565-7689

mmarmie@magma-da.com

Investor contact:

Milan G. Lazich, Vice President, Corporate Marketing

(408) 565-7706

milan.lazich@magma-da.com